UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

STRYKER CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

863667 10 1
(CUSIP Number)

Ronda E. Stryker
Greenleaf Trust
211 South Rose Street
Kalamazoo, Michigan 49007
(269) 553-6948
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 13, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1.	Names of Reporting Persons.	Ronda E. Stryker


2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States of America

			7.	Sole Voting Power	10,035,180
Number of
Shares Bene-		8.	Shared Voting Power	17,275,768
ficially
Owned by Each	9.	Sole Dispositive Power	10,035,180
Reporting
Person With:		10.	Shared Dispositive Power	17,275,768

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person	27,310,948

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)X

13.	Percent of Class Represented by Amount in Row(11)	7.2%

14.	Type of Reporting Person (See Instructions)	IN



Item 1. Security and Issuer
      The title of the class of equity securities to which this statement relates is common stock, par value $0.10 per share (Common Shares), of
Stryker Corporation, a Michigan corporation (Company).  The address of the principal executive office of the Company is 2825 Airview Boulevard, Kalamazoo, Michigan 49002.
Item 2. Identity and Background
      (a)-(c)	This statement is being filed by RondaE. Stryker.  Ronda
E. Strykers business address is c/o Greenleaf Trust, 211 South Rose Street, Kalamazoo, Michigan 49007. RondaE. Strykers present principal occupation or employment is Vice Chair and a Director of Greenleaf Trust, a bank, Trustee of Spelman College, Kalamazoo College and Pathfinders International and
Fellow of Harvard Medical School.  She is also a director of the Company, the granddaughter of the founder of the Company and the daughter of a former President of the Company.
      (d)-(e)	During the past five years, RondaE. Striker (i) has not
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      (f)	RondaE. Stryker is a citizen of the United States of
America.
Item 3. Source and Amount of Funds or Other Consideration
      This Schedule is being amended to report the adoption by RondaE.
Stryker of a Rule 10b5-1 plan governing shares that were previously reported as owned by RondaE. Stryker on Schedule13D. No funds were used in making the acquisitions giving rise to this amendment to Schedule13D.
Item 4. Purpose of Transaction
      This Schedule is being amended to report the adoption by RondaE.
Stryker of a Rule 10b5-1 plan governing shares that were previously reported as owned by RondaE. Stryker on Schedule13D. On May 7, 2015, RondaE.
Stryker entered into a Rule 10b5-1 Sales Trading Plan (Plan) with Raymond James & Associates, Inc. A copy of the Plan agreement is attached as
Exhibit 1 to this amendment of Schedule 13D.  The price term under the
Plan is market value.  Sales pursuant to the Plan may begin as early as
June 8, 2015.  The Plan terminates on the earlier of December 31, 2016 or such time as the aggregate, net sales proceeds received pursuant to the
Plan (i.e., aggregate proceeds minus sale expenses and commissions) reaches $250 million. (based on 6000 shares per day)
      Apart from the Plan described above, RondaE. Stryker intends to evaluate on an ongoing basis her investment in the Company and her options with respect to such investment. RondaE. Stryker and her husband may, from time to time, acquire additional Common Shares (1) by the exercise or additional vesting of options, (2) by the grant of additional options or other equity awards by the Company or (3) from time to time for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise. RondaE. Stryker and her husband may also dispose of some or all of the Companys Common Shares that they beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by the Company), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of Common Shares pursuant to Rule144 under the Securities Act of 1933, as amended, or otherwise. RondaE. Stryker and her husband reserve the right not to acquire Common Shares at any given time and not to dispose of all or part of Common Shares they may own at any given time if they determine such acquisition or disposal is not in their best interests at the time in question.
      Other than as described above, RondaE. Stryker does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries,
(d) any change in the present board of directors or management of the
Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Company's present capitalization or dividend policy, (f) any other material change in the Company's business or corporate structure,
(g) any change in the Company's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Companys equity securities becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
      (a)	The aggregate number and percentage of Common Shares
beneficially owned by RondaE. Stryker as of May 7, 2015 are as follows:
					     Number		Percent
	RondaE. Stryker		27,310,948 (1)  	  7.2% (2)

(1)	The shares shown above as beneficially owned by RondaE. Stryker comprise (1) 183,694 Common Shares owned directly by RondaE. Stryker,
(2) 55,804 Common Shares that RondaE. Stryker has the right to acquire within 60 days of February 28, 2016 upon the exercise of options granted to her by the Company, as more specifically described below (Option Shares),
(3) 9,795,682 shares held by her in her revocable trust, of which trust she is the sole trustee and beneficiary during her lifetime, (4) 40,000 Common Shares owned by her husband, WilliamD. Johnston, and over which she may be deemed to share voting and investment power, (5) 17,207,398 Common Shares held in the separate subtrust of the L. Lee Stryker Trust dated September10, 1974 created for the benefit of RondaE. Stryker and her issue (LLS Subtrust), over which Subtrust RondaE. Stryker may be deemed to share voting and investment power, as described below, and (6) 28,370 Common Shares owned by the Stryker Johnston Foundation, a Michigan non-profit corporation (Foundation), of which RondaE. Stryker, her husband and her children are the trustees.
(2)	Based on the 378,749,951 Common Shares reported as outstanding as of January 31, 2015 in the Companys Form 10-K dated February 12, 2015.
      RondaE. Stryker has been granted the following options to purchase Common Shares under the Companys stock option plans:
								Percent
								Vested at
Date of	Number of	Exercise	March1,Number		Vesting
Grant	Shares		Price		2015	Vested		Schedule

02/07/06	8,500	$46.85	100%	8,500	One-fifth a year
					starting 02/07/07
02/14/07	7,700	$62.65	100%	7,700	One-fifth a year
					starting 02/14/08
02/12/08	7,400	$67.80	100%	7,400	One-fifth a year
					starting 02/12/09
02/10/09	12,375	$42.00	100%	12,375	One-fifth a year
					starting 02/10/10
02/23/10	9,995	$53.09	100%	9,995	One-fifth a year
					starting 02/23/11
02/09/11	  4,735	$59.70	80%	      3,788	One-fifth a year
					starting 02/09/12
02/21/12	4,945	$53.60	60%	2,967	One-fifth a year
					starting 02/21/13
02/13/13	5,520	$64.01	40%	2,208	One-fifth a year
starting 02/13/14
02/12/14	4,355	$81.14	20%	871	One-fifth a year
						starting 02/12/15
02/11/15	3,795	$93.06	0%	0	One-fifth a year
						starting 02/11/16
02/11/15	948	0.00	0%	0	100% 02/11/16

Total	70,268			55,804

      The vesting of the unvested options described above will increase RondaE. Strykers beneficial ownership of Common Shares. If the above options were fully vested, RondaE. Stryker would beneficially own 27,310,948 Common Shares, or 7.2% of the outstanding Common Shares.
      (b)	RondaE. Stryker has sole voting and investment power over
10,035,180 Common Shares reported above as beneficially owned by her and held by her either directly, in her revocable trust or subject to options exercisable by her.
      WilliamD. Johnston is RondaE. Strykers husband.  As a result,
RondaE. Stryker may be deemed to share voting and investment power over the Common Shares held by WilliamD. Johnston.
      RondaE. Stryker has a special power of appointment over the Companys Common Shares held in the LLS Subtrust and the power to change the trustee of that Subtrust. As a result she may be deemed to share voting and dispositive power over the Common Shares held in the LLS Subtrust. The LLS Subtrust is administered by Greenleaf Trust, a state chartered bank marketing fiduciary services to the general public. RondaE. Stryker is a shareholder and director of Greenleaf Trust. RondaE. Strykers husband, WilliamD. Johnston, is the controlling shareholder of Greenleaf Trust.
      Greenleaf Trust holds Common Shares in its fiduciary capacity on behalf of various trust and investment management customers, some of whom have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of these securities. Including the shares held in the LLS Subtrust, Greenleaf Trust has sole voting and dispositive power over 512,682 Common Shares held in accounts over which it has discretionary management power, and 28,657,406 Common Shares held in trusts over which it shares voting or dispositive power with co-trustees or beneficiaries, for a total of 29,170,088 Common Shares, or 7.7% of the outstanding Common Shares. Except for the Common Shares held in the LLS Subtrust, RondaE. Stryker specifically disclaims beneficial ownership of, and this Schedule13D does not report, shares held by Greenleaf Trust in accounts over which RondaE. Stryker possesses neither fiduciary discretion nor powers or privileges as a beneficiary. RondaE. Stryker also expressly disclaims status as a group with Greenleaf Trust or WilliamD. Johnston for purposes of this Schedule13D.
      RondaE. Stryker, her husband, WilliamD. Johnston, and their adult children are trustees of the Foundation. Decisions of the Foundation are controlled by majority vote of the trustees. As a result, RondaE. Stryker may be deemed to share voting and investment power over the Common Shares held in the Foundation. RondaE. Stryker expressly disclaims status as a group with the Foundation, WilliamD. Johnston or their adult children who are trustees of the Foundation for purposes of this Schedule13D.
      WilliamD. Johnstons and Greenleaf Trusts principal business address is c/o Greenleaf Trust, 211 South Rose Street, Kalamazoo, Michigan 49007. WilliamD. Johnstons principal occupation or employment is Chairman of Greenleaf Trust, a Michigan state chartered bank marketing fiduciary services to the general public.
      Neither WilliamD. Johnston nor Greenleaf Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither WilliamD. Johnston nor Greenleaf Trust has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. WilliamD. Johnston is a citizen of the United States of America.
      (c)	Except for the following transactions, no transactions in
the Common Shares were effected by RondaE. Stryker during the 60 days prior to May 7, 2015: (1) on March 21, 2015 1,089 Restricted Stock Units vested and were settled for an equal number of shares of Stryker Corporation
Common Stock.
      (d)	Other than (1) Raymond James & Associates, Inc., with
respect to the Plan, (2) Greenleaf Trust, with respect to the Common
Shares in the LLS Subtrust, (3) the Foundation and its trustees, with respect to the Common Shares held by the Foundation, (3) WilliamD. Johnston with respect to the Common Shares held by him, and (4) the beneficiaries of the LLS Subtrust, namely RondaE. Stryker and her issue, no person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by RondaE. Stryker.
      (e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
      Other than (1) her agreement with Raymond James & Associates, Inc. pursuant to the Plan, (2) those relationships with other trustees of the Foundation and the other owners and directors of Greenleaf Trust, (3)
RondaE. Strykers oversight responsibilities for the Foundation, which are shared with the other trustees of the Foundation, (4) RondaE. Strykers rights and privileges under the governing instrument of the LLS Subtrust, some of which are shared with the trustee of that Subtrust, (5) RondaE. Strykers rights and privileges under her revocable trust instrument with respect to the Common Shares held in her revocable trust, and (6) the option agreements between RondaE. Stryker and the Company and the related stock option plan with respect to the shares underlying stock options beneficially owned by RondaE. Stryker, RondaE. Stryker does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Common Shares or any other securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, division of profits or loss, or the giving or withholding of proxies.
      A copy of the May 7, 2015 Rule 10b5-1 Sales Trading Plan agreement with Raymond James & Associates, Inc. is attached as Exhibit 1 to this amendment of Schedule 13D. Copies of the Companys stock option plans and forms of option agreements for options granted under the Companys stock option plans are filed as exhibits to the Companys periodic reports under the Securities Exchange Act of 1934, as amended.


Item 7. Material to be Filed as Exhibits
1. Rule 10b5-1 Sales Trading Plan agreement dated May 7, 2015
2. 2006 Long-Term Incentive Plan (as amended effective July23, 2008), incorporated by reference to Exhibit10.1 to the Companys Form10Q dated August7, 2008 (Commission File No. 00009165)
3. Form of grant notice and terms and conditions for stock options granted to U.S. employees under the 2006 Long-Term Incentive Plan, incorporated by reference to Exhibit10(ii) to the Companys Form10K dated for the year ended December31, 2008 (Commission File No. 00009165)
4. 1998 Stock Option Plan (as amended effective July23, 2008), incorporated by reference to Exhibit10.2 to the Companys Form10Q dated August7, 2008 (Commission File No. 00009165)
SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2015				/s/ Ronda E Stryker
						Ronda E Stryker


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